Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, Except for Ratio	2004	2003	2002	2001	2000
Income from continuing operations	$604	$1,056	$1,265	$934	$810
Equity earnings net of distributions	(47)	15	(34)	(48)	24
Total earnings	557	1,071	1,231	886	834
Income taxes	252	581	680	545	446
Fixed charges:
Interest expense including amortization of debt discount	527	574	632	700	722
Portion of rentals representing an interest factor	206	169	172	177	171
Total fixed charges	733	743	804	877	893
Earnings available for fixed charges	$1,542	$2,395	$2,715	$2,308	$2,173
Ratio of earnings to fixed charges	2.1	3.2	3.4	2.6	2.4